FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12a-16 or 15d-16 of
the Securities Exchange Act of 1934

November 8, 2002

Commission File No. 0-26498

NUR MACROPRINTERS LTD.
(Exact Name of Registrant as specified in its Charter)

Not Applicable
(Translation of Registrant's Name into English)

12 Abba Hilel, Silver Street
Lod
71111 Israel
(Address and principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        X          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No        X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

        Attached hereto and incorporated by reference herein is a press release of the registrant dated November 8, 2002.

NUR Macroprinters Ltd. Receives NASDAQ Compliance Notice

LOD, Israel, Nov. 7 -- NUR Macroprinters Ltd. (Nasdaq: NURM), a world leading manufacturer of wide-format and superwide digital printing systems and consumables for the out-of-home advertising market, today announced that it has received a compliance notice from The NASDAQ Stock Market, Inc., stating that, for a period of 30 consecutive trading days, the Company’s ordinary shares closed below the minimum price of $1.00 per share as required for continued listing on The NASDAQ National Market. NUR is currently reviewing its options to meet the requirements for continued listing on NASDAQ.

In accordance with Marketplace Rule 4450(e)(2), NUR will have until February 3, 2003, or 90 calendar days from the date of the compliance notice, to regain compliance with NASDAQ’s continued listing requirements. If at any time before February 3, 2003, the closing bid price of NUR’s ordinary shares is at least $1.00 per share for a minimum of ten consecutive trading days, the NASDAQ staff will provide written notification that NUR is in compliance with Marketplace Rule 4450(e)(2).

If NUR is unable to demonstrate compliance with the continued listing requirements on or before February 3, 2003, the NASDAQ staff will provide NUR with written notification that its securities will be delisted. At that time, NUR may appeal the NASDAQ staff’s decision to a NASDAQ Listing Qualifications Panel, or it may apply to transfer its securities to The NASDAQ SmallCap Market.

ABOUT NUR MACROCOMPUTERS LTD.

NUR Macroprinters (Nasdaq: NURM) is a global market leader in wide and super wide digital printing solutions for the out-of-home advertising market. From its photorealistic printers to its high throughput production presses, NUR’s comprehensive line of digital printers and consumables address the complete range of wide and super wide format digital printing requirements. NUR’s fully digital printing solutions help customers in more than 50 countries worldwide deliver the high quality and fast turnaround they need to meet their customers’ wide ranging printing requirements. More information about NUR Macroprinters is available at http://www.nur.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NUR MACROPRINTERS LTD

Date: November 12, 2002	By: /s/ EREZ SHACHAR Erez Shachar Chief Executive Officer